Exhibit 4.8
LIFEVANTAGE CORPORATION
2010 LONG-TERM INCENTIVE PLAN
STOCK UNIT AGREEMENT
The Company hereby awards Stock Units to the Participant named below. The terms and conditions of the Award are set forth in this cover sheet, in the attached Stock Unit Agreement and in the LifeVantage Corporation 2010 Long-Term Incentive Plan as it may be amended from time to time (the “Plan”). This cover sheet is incorporated into and a part of the attached Stock Unit Agreement (together, the “Agreement”).

Date of Award:
Name of Participant:
Number of Total Stock Units:
Total Stock Units Are Proportionately Allocated to Three Performance Periods:
Stock Units for Performance Period 1:
Stock Units for Performance Period 2:
Stock Units for Performance Period 3:

Maximum Number of Stock Units for each Performance Period that can become
Vested Performance Units is 200% of each above number (rounded down to nearest whole number)
Fair Market Value of a Share on Date of Stock Unit Grant: $

By signing this cover sheet, you agree to all of the terms and conditions described in the Agreement and in the Plan and the Plan’s prospectus. You are also acknowledging receipt of this Agreement and a copy of the Plan and the Plan’s prospectus, a copy of which is also enclosed.

Participant:
(Signature)

Company:
(Signature)

Title:

Attachment

LIFEVANTAGE CORPORATION
2010 LONG-TERM INCENTIVE PLAN
STOCK UNIT AGREEMENT

1.
The Plan, Other Agreements and Definitions. The text of the Plan is incorporated in this Agreement by reference. You and the Company agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement. Unless otherwise defined in this Agreement, certain capitalized terms used in this Agreement are defined in the Plan.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this Award of Stock Units. Any prior agreements, commitments or negotiations are superseded.
For purposes of this Agreement, the following terms have the below defined meanings:
“Absolute Value Goal” means, for a Performance Period, a comparison of the Company TSR for such Performance Period to the numbers specified in the left column of the below matrix with the number of Stock Units that are subject to achievement of the Absolute Value Goal for that Performance Period becoming Vested Performance Units (rounded down to the nearest whole number) in accordance with the right column of the below matrix (with straight line interpolation for any Company TSR falling between the below measurements):

Company TSR For Performance Period	Percentage of Stock Units that become Vested Performance Units
1.50 or above	200%
1.25	150%
1.00	100%
0.95	50%
0.90 or less	—%
Example: Purely to illustrate the mechanics of the Absolute Value Goal computational mechanics, if hypothetically the Company TSR for a Performance Period was 1.20 then the percentage of Stock Units subject to the achievement of the Absolute Value Goal that could become Performance-Based Vested would be 140%. This would have been calculated by the following formula: the sum of (A) 100% (which is the right column percentage that corresponds to a Company TSR of 1.00) plus (B) the result obtained from ((1.20 - 1.00) divided by 0.25) with such quotient multiplied by 50%. This produces a result of 40% for clause (B) which when added to the 100% from clause (A) generates the total percentage of 140%. Thus, the number of Stock Units for the applicable Performance Period that are subject to the Absolute Value Goal vesting condition would be multiplied by 140% (and then rounded down to the nearest whole number) in order to determine how many of such Stock Units could become Performance-Based Vested.
“Begin Company Price” means, for Performance Period 1, the volume weighted average closing price per Share for the last twenty (20) market trading days immediately prior to the commencement of such Performance Period 1. For all subsequent Performance Periods, the Begin Company Price is the End Company Price for the immediately prior Performance Period.
“Begin ETF Price” means, for Performance Period 1, the volume weighted average closing price per ETF share for the last twenty (20) market trading days immediately prior to the commencement of Performance Period 1. For all subsequent Performance Periods, the Begin ETF Price is the End ETF Price for the immediately prior Performance Period.
“Company TSR” means, for a Performance Period, the quotient of the End Company Price divided by the Begin Company Price.

“End Company Price” means, for each applicable Performance Period, the volume weighted average closing price per Share for the last twenty (20) market trading days in such Performance Period. The End Company Price shall also be adjusted to reflect the reinvestment of any dividends issued by the Company during the Performance Period (which are assumed to be reinvested as of the applicable ex-dividend date), as well as other adjustments contemplated by Section 11(a) of the Plan.
“End ETF Price” means, for each applicable Performance Period, the volume weighted average closing price per ETF share for the last twenty (20) market trading days in such Performance Period. The End ETF Price shall also be adjusted to reflect the reinvestment of any dividends issued by the ETF during the Performance Period (which are assumed to be reinvested as of the applicable ex-dividend date).
“ETF” means the Vanguard Russell 2000 exchange traded fund (or such successor fund or such replacement exchange traded fund as selected by the Committee in the event that the Vanguard Russell 2000 exchange traded fund is no longer publicly traded).
“ETF TSR” means, for a Performance Period, the quotient of the End ETF Price divided by the Begin ETF Price.
“Performance Period” means Performance Period 1, Performance Period 2, or Performance Period 3, as applicable.
“Performance Period 1” means the time period commencing on January 1, 2015 and extending through December 31, 2015 provided however that such Performance Period 1 shall end earlier upon the date of any Change in Control occurring in 2015.
“Performance Period 2” means the time period commencing on January 1, 2016 and extending through December 31, 2016 provided however that such Performance Period 2 shall end earlier upon the date of any Change in Control occurring in 2016.
“Performance Period 3” means the time period commencing on January 1, 2017 and extending through December 31, 2017 provided however that such Performance Period 3 shall end earlier upon the date of any Change in Control occurring in 2017.
“Qualifying Termination” means that Participant’s Service was terminated after December 31, 2015 due to either Participant’s death or Disability.
“Relative TSR Multiple” means, for a Performance Period, the quotient of the Company TSR divided by the ETF TSR.
“Relative Value Goal” means, for a Performance Period, a comparison of the Relative TSR Multiple for such Performance Period to the values specified in the left column of the below matrix with the number of Stock Units that are subject to achievement of the Relative Value Goal for that Performance Period becoming Vested Performance Units (rounded down to the nearest whole number) in accordance with the right column of the below matrix (with straight line interpolation for any Relative TSR Multiple falling between the below measurements):

Relative TSR Multiples for Performance Period	Percentage of Stock Units that become Vested Performance Units
1.250 or above	200%
1.125	150%
1.00	100%
0.875	50%
Example: Purely to illustrate the mechanics of the Relative Value Goal computational mechanics, if hypothetically the Relative TSR Multiple for a Performance Period was 1.130 then the percentage of Stock Units subject to the achievement of the Relative Value Goal that could become Performance-Based Vested would be 152%. This would have been calculated by the following formula: the sum of (A) 150% (which is the right column percentage that corresponds to a Relative TSR Multiple of 1.125) plus (B) the result obtained from ((1.130 - 1.125) divided by 0.125) with such quotient multiplied by 50%. This produces a result of 2% for clause (B) which when added to the 150% from clause (A) generates the total percentage of 152%. Thus, the number of Stock Units for the applicable

Performance Period that are subject to the Relative Value Goal vesting condition would be multiplied by 152% (and then rounded down to the nearest whole number) in order to determine how many of such Stock Units could become Performance-Based Vested.
“Vested Performance Unit” means, with respect to a Stock Unit subject to this Agreement, that such Stock Unit has become both Service-Based Vested and Performance-Based Vested as described below.

2.
Award of Stock Units. The Company awards Participant the number of Stock Units shown on the cover sheet of this Agreement. The Award is subject to the terms and conditions of this Agreement and the Plan.

3.
Vesting. As of the Date of Award, none of the Stock Units subject to this Agreement are vested. Only Vested Performance Units are eligible to be exchanged for Shares. For any Stock Unit to become a Vested Performance Unit, two separate vesting requirements (i.e., Service-Based vesting and Performance-Based vesting) must each be satisfied as specified below.

Service-Based Vested Requirement: Subject to the next sentence, the Service-Based Vested requirements will be satisfied upon the end of a Performance Period only if Participant has continuously remained in Service from the Date of Award through the end of such Performance Period. If there is a Qualifying Termination before the end of a Performance Period then the following number of Stock Units (rounded to the nearest whole number) shall become Service-Based Vested at the end of such Performance Period (and those Stock Units that do not become Service-Based Vested shall be forfeited without consideration): (i) the quotient of the number of days elapsed in the calendar year of the Qualifying Termination (determined as of the Termination Date) divided by the total number of days in that calendar year (provided that if the Performance Period ends before the end of that calendar year then only the total number of days in that calendar year that occurred before the end of the Performance Period shall be used in the denominator), multiplied by (ii) the total number of Stock Units subject to the Performance Period for the calendar year of the Termination Date. No unvested Stock Units can become Service-Based Vested after Participant’s Service has terminated for any reason and any Stock Units that are not Service-Based Vested shall be forfeited without consideration on the Participant’s Termination Date. No unvested Stock Units for a future calendar year can become Service-Based Vested after a Change in Control and any Stock Units that are not Service-Based Vested shall be forfeited without consideration upon such Change in Control.
Performance-Based Vested Requirement: The Performance-Based Vested requirements are described in this section. There are two separate Performance Goals for each Performance Period. Fifty percent of the Stock Units for each Performance Period shall be subject to the Absolute Value Goal for such Performance Period. The other fifty percent of the Stock Units for each Performance Period shall be subject to the Relative Value Goal for such Performance Period. As soon as practicable but in any event within thirty (30) days after the end of each Performance Period, the Committee will determine the degree of satisfaction for that Performance Period’s respective Performance Goals and will determine what number of the Stock Units subject to that Performance Period’s Performance Goals will no longer be eligible to become Performance-Based Vested and which are therefore forfeited without consideration upon such Committee determination. Notwithstanding the foregoing, the Committee will make all such performance vesting determinations no later than immediately before the occurrence of any Change in Control. The number of remaining Stock Units (if any) that have not been forfeited after the Committee’s final determinations under this section shall then become Performance-Based Vested.
In the event that your Service ceases prior to Stock Units becoming Vested Performance Units, you will upon your Termination Date forfeit to the Company without consideration all of the then unvested Stock Units subject to this Award.

4.
Settlement. To the extent a Stock Unit becomes a Vested Performance Unit and subject to your satisfaction of any tax withholding obligations as discussed below, each Vested Performance Unit will entitle you to receive one Share which will be distributed to you within thirty days after the applicable vesting date(s) (or upon any earlier Change in Control) in exchange for such Vested Performance Unit. Issuance of such Shares shall be in complete satisfaction of such Vested Performance Units. Such settled Stock Units shall be immediately cancelled and no longer outstanding and you shall have no further rights or entitlements related to those settled Stock Units.

5.
Leaves of Absence. For purposes of this Award, your Service does not terminate when you go on a bona fide leave of absence that was approved by the Company in writing, if the terms of the leave provide for Service crediting, or when Service crediting is required by applicable law. Your Service terminates in any event when the approved leave ends unless you immediately return to active work.

The Company determines which leaves count for this purpose (along with determining the effect of a leave of absence on vesting of the Award), and when your Service terminates for all purposes under the Plan.

6.	Restrictions on Issuance. The Company will not issue any Shares if the issuance of such Shares at that time would violate any law or regulation.

7.
Withholding Taxes. You will be solely responsible for payment of any and all applicable taxes, including without limitation any penalties or interest based upon such tax obligations, associated with this Award.

The delivery to you of any Shares underlying Vested Performance Units will not be permitted unless and until you have satisfied any withholding or other taxes that may be due as prescribed in the following sentences. Any such tax withholding obligations shall be settled by the Company withholding and retaining a portion of the Shares from the Shares that would otherwise be deliverable to you under the Vested Performance Units as provided in the next two sentences. Such withheld Shares will be applied to pay the withholding obligation by using the aggregate fair market value of the withheld Shares measured as of the date of vesting of the underlying Stock Units. You will be delivered the net amount of vested Shares after the Share withholding has been effected and you will not receive the withheld Shares. The Company will not deliver any fractional number of Shares and to the extent needed, you will need to timely provide the Company with cash or the Company will in its discretion withhold or offset from your other compensation to cover any tax withholding not satisfied by the foregoing share withholding process.

8.	Code Section 409A. This Award will be administered and interpreted to comply with Code Section 409A. Section 4(i) of the Plan will apply to this Award to the extent needed.

9.
Restrictions on Resale. By signing this Agreement, you agree not to sell, transfer, dispose of, pledge, hypothecate, make any short sale of, or otherwise effect a similar transaction of any Shares acquired under this Award at a time when applicable laws, regulations or Company or underwriter trading policies prohibit the sale or disposition of Shares.

If the sale of Shares acquired under this Award is not registered under the Securities Act, but an exemption is available which requires an investment representation or other representation and warranty, you shall represent and agree that the Shares being acquired are being acquired for investment, and not with a view to the sale or distribution thereof, and shall make such other representations and warranties as are deemed necessary or appropriate by the Company and its counsel.
You may also be required, as a condition of this Award, to enter into any Company shareholder agreement or other agreements that are applicable to shareholders.

10.
Transfer of Award. You cannot gift, transfer, assign, alienate, pledge, hypothecate, attach, sell, or encumber this Award. If you attempt to do any of these things, this Award will immediately become invalid. You may, however, dispose of this Award in your will or it may be transferred by the laws of descent and distribution. Regardless of any marital property settlement agreement, the Company is not obligated to recognize your spouse’s interest in your Award in any other way.

11.
Retention Rights. Your Award or this Agreement does not give you the right to be retained by the Company (or any Parent or any Subsidiaries or Affiliates) in any capacity. The Company (or any Parent and any Subsidiaries or Affiliates) reserves the right to terminate your Service at any time and for any reason.

This Award and the Shares subject to the Award are not intended to constitute or replace any pension rights or compensation and are not to be considered compensation of a continuing or recurring nature, or part of your normal or expected compensation, and in no way represent any portion of your salary, compensation or other remuneration for any purpose, including but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

12.
Shareholder Rights. As a holder of Stock Units, you shall have no rights other than those of a general creditor of the Company. Subject to the terms of this Agreement, a holder of outstanding Stock Units has none of the rights and privileges of a shareholder of the Company, including no right to vote or to receive dividends (if any). Subject to the terms and conditions of this Agreement, Stock Units create no fiduciary duty of the Company to you and only represent an unfunded and unsecured contractual obligation of the Company. The Stock Units shall not be treated as property or as a trust fund of any kind.

You, or your estate, shall have no rights as a shareholder of the Company with regard to the Award until you have been issued the applicable Shares by the Company and have satisfied all other conditions specified in Section 4(g) of the Plan. No adjustment shall be made for cash or stock dividends or other rights for which the record date is prior to the date when such applicable Shares are issued, except as provided in the Plan.

13.
Adjustments. In the event of a stock split, a stock dividend or a similar change in the Company stock, the number of outstanding Stock Units covered by this Award may be adjusted (and rounded down to the nearest whole number) pursuant to the Plan. Your Stock Units shall be subject to the terms of the agreement of merger, liquidation or reorganization in the event the Company is subject to such corporate activity.

14.
Legends. All certificates representing the Shares issued under this Award (if any) may, where applicable, have endorsed thereon the following legends and any other legends the Company determines appropriate:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND OPTIONS TO PURCHASE SUCH SHARES SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR HIS OR HER PREDECESSOR IN INTEREST. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND WILL BE FURNISHED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY BY THE HOLDER OF RECORD OF THE SHARES REPRESENTED BY THIS CERTIFICATE.”
“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.”

15.
Clawback Policy. The Company may (i) cause the cancellation of this Award, (ii) require reimbursement of this Award and (iii) effect any other right of recoupment of equity or other compensation provided under the Plan or otherwise in accordance with the Company's Clawback Policy and/or applicable law. In addition, you may be required to repay to the Company certain previously paid compensation, whether provided under the Plan or this Agreement or otherwise, in accordance with the Clawback Policy. By accepting this Award, you are also agreeing to be bound by the Company’s Clawback Policy which may be amended from time to time by the Company in its discretion (including without limitation to comply with applicable laws or stock exchange requirements) and are further agreeing that this Award may be unilaterally amended by the Company to the extent needed to comply with the Clawback Policy.

16.
Applicable Law. This Agreement will be interpreted and enforced under the laws of the State of Utah without reference to the conflicts of law provisions thereof and any action relating to this Agreement must be brought in state or federal courts located in Salt Lake County, Utah.

17.
Binding Effect; No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Company and you and any respective heirs, representatives, successors and permitted assigns. This Agreement shall not confer any rights or remedies upon any person other than the Company and you and any respective heirs, representatives, successors and permitted assigns. The parties agree that this Agreement shall survive the settlement or termination of the Award.

18.	Voluntary Participant. You acknowledge that you are voluntarily participating in the Plan.

19.
No Rights to Future Awards. Your rights, if any, in respect of or in connection with this Award or any other Awards are derived solely from the discretionary decision of the Company to permit you to participate in the Plan and to benefit from a discretionary future Award. By accepting this Award, you expressly acknowledge that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards to you or benefits in lieu of other Awards even if Awards have been granted repeatedly in the past. All decisions with respect to future Awards, if any, will be at the sole discretion of the Committee.

20.
Future Value. The future value of the underlying Shares is unknown and cannot be predicted with certainty. If the underlying Shares do not increase in value after the Date of Award, the Award could have little or no value. If you obtain Shares under this Award, the value of the Shares acquired upon settlement may subsequently increase or decrease in value.

21.
No Advice Regarding Award. The Company has not provided any tax, legal or financial advice, nor has the Company made any recommendations regarding your participation in the Plan, or your acquisition or sale of the underlying Shares. You are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan.

22.
No Right to Damages. You will have no right to bring a claim or to receive damages if any portion of the Award is cancelled or expires. The loss of existing or potential profit in the Award will not constitute an element of damages in the event of the termination of your Service for any reason, even if the termination is in violation of an obligation of the Company or a Parent or a Subsidiary or an Affiliate to you.

23.
Data Privacy. You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by the Company for the exclusive purpose of implementing, administering and managing your participation in the Plan. You understand that the Company holds certain personal information about you, including, but not limited to, name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all Awards or any other entitlement to Shares awarded, cancelled, purchased, exercised, vested, unvested or outstanding in your favor for the purpose of implementing, managing and administering the Plan (“Data”). You understand that the Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in your country or elsewhere and that the recipient country may have different data privacy laws and protections than your country. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data, as may be required to a broker or other third party with whom you may elect to deposit any Shares acquired under the Plan.

24.
Other Information. You agree to receive shareholder information, including copies of any annual report, proxy statement and periodic report, from the Company’s website at www.LifeVantage.com, if the Company wishes to provide such information through its website. You acknowledge that copies of the Plan, Plan prospectus, Plan information and shareholder information are also available upon written or telephonic request to the Committee and/or the Board.

25.
Further Assistance. You agree to provide assistance reasonably requested by the Company in connection with actions taken by you while providing services to the Company, including but not limited to assistance in connection with any lawsuits or other claims against the Company arising from events during the period in which you rendered service to the Company.

26.
Notice. All notices, requests, demands, claims, and other communications under this Agreement shall be in writing. Any notice, request, demand, claim, or other communication under this Agreement shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient at the address set forth below the recipient’s signature to this Agreement. Either party to this Agreement may send any notice, request, demand, claim, or other communication under this Agreement to the intended recipient at such address using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Either party to this Agreement may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner set forth in this section.

In consideration of the Company granting you this Award, please acknowledge your agreement to fully comply with all of the terms and conditions described above and in the Plan and Plan prospectus by signing this Agreement in the space provided in the cover sheet and returning it promptly to:
LIFEVANTAGE CORPORATION
Attention: Vice President of Human Resources
9785 S. MONROE STREET, STE. 300
SANDY, UT 84070